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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9
          Solicitation/Recommendation Statement under Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                               pcOrder.com, Inc.
                           (Name of Subject Company)

                               pcOrder.com, Inc.
                       (Name of Person Filing Statement)

                Class A Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                                  70453H10-7
                     (CUSIP Number of Class of Securities)

                               Richard Friedman
                 Vice President, General Counsel and Secretary
                               pcOrder.com, Inc.
                            5001 Plaza on the Lake
                              Austin, Texas 78746

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

 Copies to Counsel for the Special Committee of the Board of pcOrder.com, Inc.
                              Henry Lesser, Esq.
                       Gray Cary Ware & Friedenrich LLP
                              400 Hamilton Avenue
                       Palo Alto, California 94301-1825

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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1.  Agreement and Plan of Merger, dated as of October 25, 2000, by and among
    Trilogy Software, Inc., POI Acquisition Corp., Inc. and pcOrder.com, Inc. Schedules and similar attachments have not been filed. pcOrder will furnish supplementally a copy of any omitted schedule to the Commission upon request.

pcOrder security holders and any potential investors in pcOrder stock are advised to carefully read the tender offer/going private statement on Schedule TO, the solicitation/recommendation statement on Schedule 14D-9 and any other documents pcOrder or Trilogy files with the Securities and Exchange Commission in connection with the proposed tender offer or merger when they become available because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when available) and other documents filed by pcOrder or Trilogy at the SEC's website at www.sec.gov. These documents (when available) may also be obtained for free by contacting Tiffany O'Brien at pcOrder (512.684.1171) or Jeanne McNeil at Trilogy (512.794.5900).




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